UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

On or about April 23, 2018, Textainer Group Holdings Limited (the “Company”) caused copies of the following documents to be mailed to the Company’s shareholders of record: (1) the Company’s 2017 Annual Report to Shareholders and (2) the Company’s Notice of 2018 Annual General Meeting of Shareholders to be held on May 23, 2018, together with the accompanying Proxy Statement and accompanying Form of Proxy Card.

The Company’s 2017 Annual Report to Shareholders includes the Company’s financial highlights, letter to shareholders and Annual Report on Form 20-F for the fiscal year ended December 31, 2017. The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Textainer Group Holdings Limited 2017 Annual Report to Shareholders

99.2	Textainer Group Holdings Limited Notice of 2018 Annual General Meeting of Shareholders to be Held May 23, 2018, Proxy Statement and Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2018

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Textainer Group Holdings Limited 2017 Annual Report to Shareholders

99.2	Textainer Group Holdings Limited Notice of 2018 Annual General Meeting of Shareholders to be Held May 23, 2018, Proxy Statement and Form of Proxy Card